Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES 72%
SECOND QUARTER REVENUE GROWTH

Acheson, Alberta, November 14, 2007 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months (second quarter) and six months (first half) ended September 30, 2007.

All dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights (in millions except per share information and equipment hours)

	Three Months Ended Sept 30,		Six Months Ended Sept 30,
	2007	2006	2007	2006

Revenue	$223.6	$130.1	$391.2	$268.2
Gross profit	$35.2	$20.2	$50.1	$52.8
Gross profit	15.7%	15.5%	12.8%	19.7%
Operating income	$17.1	$9.7	$16.6	$32.8
Net Income (loss)	$2.1	$(4.8)	$(8.3)	$13.1

Earnings (loss) per share:
Basic	$0.06	$(0.26)	$(0.23)	$0.71
Diluted	$0.06	$(0.26)	$(0.23)	$0.53

Consolidated EBITDA (1)	$27.9	$15.8	$37.6	$47.3
Capital spending	$33.4	$10.0	$43.5	$19.3
Equipment hours	323,971	236,711	602,210	480,716

(1)	A definition of Consolidated EBITDA and a reconciliation to net income can be found on page 9 of this press release

“Successful bidding, underpinned by our strong reputation and coupled with improved execution, contributed to solid second quarter results,” said Rod Ruston, President and CEO of NAEP. “Our revenue grew 72% year-over-year, reflecting the ever-expanding activity in the Alberta oil sands and the initiation of a major pipeline contract.”

“Despite continuing cost pressures and a significant investment in internal initiatives, we were successful in carrying our revenue growth through to our bottom line,” added Ruston. “Gross profit grew by 74% and Consolidated EBITDA was up 77%. We ended the quarter with net income of $2.1 million, compared to a net loss of $4.8 million during the same period last year. These gains reflect the return to profitability in our Pipeline division supported by continued good performance throughout the rest of our business. ”

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Segment Financial Highlights (in millions)

	Three Months Ended Sept 30,		Six Months Ended Sept 30,
	2007	2006	2007	2006

Heavy Construction and Mining
Revenue	$149.8	$100.2	$276.7	$211.6
Segment profit	$21.0	$12.5	$40.5	$38.6
Segment profit %	14.0%	12.5%	14.6%	18.2%

Piling
Revenue	$42.4	$27.0	$77.9	$50.2
Segment profit	$11.1	$9.2	$20.3	$15.3
Segment profit %	26.2%	34.1%	26.1%	30.5%

Pipeline
Revenue	$31.3	$2.9	$36.5	$6.3
Segment profit	$2.4	$0.4	$1.2	$1.1
Segment profit %	7.7%	13.8%	3.3%	17.5%

The Heavy Construction and Mining division performed particularly well in the second quarter increasing revenue by 50% and gross profit by 68%. The Company continued to expand its heavy construction business with the execution of contracts for Suncor Energy Inc.’s (Suncor) Millennium Naptha Unit (MNU) and Voyageur projects and completion of the design-build contract for the construction of Albian Sands Energy Inc.’s (Albian) Aerodrome. Increased demand was experienced under the Company’s multi-year site service agreements with Albian and Syncrude Canada Ltd. (Syncrude). In addition, the Company continued to execute large amounts of work at Albian’s Jackpine Mine and De Beers Canada Inc.’s (De Beers) Victor diamond mine and continued to increase production under its 10-year mining contract with Canadian Natural Resources Ltd. (Canadian Natural).

The Piling segment also contributed excellent second quarter results, achieving a 57% increase in revenue and a 21% improvement in gross profit, compared to last year. Piling margins decreased from the prior year but were still very healthy at 26%. The margin decrease was due to a combination of changed product mix and contract mix coupled with a higher proportion of flow-through costs in current projects.

“Our revenue gains in these two segments were bolstered by significantly higher revenue from our Pipeline division, as we began work on a major contract with Kinder Morgan Canada (Kinder Morgan) for construction of its TMX Anchor Loop project.” said Ruston. “Second quarter Pipeline revenue jumped to $31.3 million from $2.9 million last year. The division returned to profitability this quarter and we expect further margin improvement going forward. While completing the remaining fixed-price contract we incurred approximately $2 million of additional costs in the second quarter resulting in a 7.7% segment margin compared to 13.8% in the prior year.

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We are working with our clients to resolve cost overruns that occurred on this and other fixed-price pipeline projects as a result of poor weather, difficult ground conditions and changing work scope.”

“Overall, we are pleased with our second quarter results and we anticipate continued growth through the third quarter. Development of the Alberta oil sands continues at a rapid pace, work on the TMX Anchor Loop pipeline project is proceeding well and business conditions remain very strong throughout western Canada. We are capitalizing on these opportunities and improving our execution at the same time,” said Ruston.

Consolidated Second Quarter Results

Second quarter consolidated revenue increased to $223.6 million, a 72% gain over the same period last year. While improvements were achieved in all operating segments, most of the $93.5 million gain was driven by a combination of increased Heavy Construction and Mining activity in the oil sands, increased demand in piling and the initiation of a major contract in the Pipeline division.

Second quarter gross profit increased to $35.2 million, up 74% over the same period last year, reflecting increased sales and higher profit margins. As a percentage of revenue, gross profit increased to 15.7% from 15.5%, due to higher project margins in Heavy Construction and Mining offset by lower margins in Piling and the losses on Pipeline's fixed-price contracts.

Net income increased to $2.1 million in the second quarter, from a net loss of $4.8 million last year. Earnings per share for the second quarter were $0.06 compared to a loss of $0.26 per share in the prior year. Improvements in operating income were partially offset by impacts of the new Canadian accounting standards that require companies to account for changes in the fair value of embedded derivative financial instruments in various contracts and to modify the method of amortizing deferred financing costs.  These standards, adopted in the previous quarter, resulted in an incremental non-cash charge to income of approximately $5 million in the second quarter.

Consolidated First Half Results

First half consolidated revenue increased to $391.2 million, a 46% gain over the same period last year. While revenue gains were realized in all operating segments, the most significant increases were achieved in the Heavy Construction and Mining division, most notably due to the work on Albian’s Aerodrome and Suncor’s MNU project as well as increased demand under the Company’s service agreements with Albian and Syncrude.

First half gross profit was $50.1 million, compared to $52.8 million a year ago, and represented 12.8% of revenue during the period, compared to 19.7% last year. The change in gross profit margin reflects higher equipment costs, mostly related to

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significantly increased tire costs caused by the shortage of large truck tires, as well as a first quarter loss on disposal of surplus equipment recorded as depreciation. It also reflects losses in the Pipeline segment related to fixed-price contracts that were completed in the second quarter. Gross margin in the prior year period was higher than normal due to the settlement of a $6.1 million claim.

The Company incurred a net loss of $8.3 million or $0.23 per share in the first half, compared to net income of $13.1 million or $0.71 per share during the same period last year.  The year-over-year change in net income primarily reflects an incremental non-cash charge to first half income of approximately $15 million related to the adoption of the previously mentioned new Canadian accounting standards for financial instruments relating to embedded derivatives in certain contracts. Higher first half general and administrative expenses resulting from first quarter bonus payments for past service and additional costs related to business improvement initiatives and reporting and control enhancements have also contributed to the year-to-date net loss.

Outlook

Management’s outlook for the balance of the fiscal year remains positive. Project activity in the Alberta oil sands continues to accelerate despite recent changes to Alberta’s royalty rates. The changes, which were announced by the Alberta government in October, were significant but lower than the increases recommended to the government by the Royalty Review Panel. While some of NAEP’s customers have announced intentions to reduce oil and gas investment in Alberta as a result of the royalty changes, to date the areas affected by these investment reductions do not include oil sands mining projects.  Oil sands mines are long-term projects and require a significant initial capital investment to develop.  As a result, management perceives the risk that customers will cancel, delay or reduce the scope of any significant projects presently underway, as a result of the royalty changes, to be low. The Company is continuing to experience increasing requests for services under existing contracts with its major oil sands customers, in spite of the recent royalty changes.

In the Heavy Construction and Mining division, NAEP is working on major oil sands projects including Suncor’s MNU and Voyageur projects under a five-year site services agreement. The Company is also working on Canadian Natural’s Horizon project under a 10-year overburden removal contract. In addition, NAEP provides ongoing services, under multi-year contracts, for site development and to support mining operations at Albian’s Muskeg River site and Syncude’s Aurora and Base Plant mine sites. Responding to customers’ needs NAEP's Heavy Construction & Mining Division has broadened its overall service offering by entering into a number of industrial construction contracts where, in addition to providing traditional services, NAEP is also acting as the general contractor. In this expanded role, the Company will supervise a variety of subcontractors, procure supplies and materials for projects and coordinate the work of other contractors.  These services,

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although additive to revenues and earnings, are performed at lower margins than the traditional heavy construction and mining work but with very little capital employed.

Demand for piling services is expected to remain high through the balance of the year as a result of oil sands development and continued strong commercial and industrial construction activity in Western Canada. The outlook for the Pipeline division is also positive with all remaining fixed-price contracts completed and the construction of the $185 million TMX Anchor Loop project now underway.

Overall, management expects operating performance will continue to improve as a result of the strong market demand for NAEP’s services and the positive impact of a number of internal initiatives focused on enhancing performance.

Consolidated Balance Sheets As at September 30 (in thousands of Canadian dollars)	NEWS RELEASE

	September 30, 2007	March 31, 2007
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$-	$7,895
Accounts receivable	124,048	93,220
Unbilled revenue	72,689	82,833
Inventory	154	156
Asset held for sale	-	8,268
Prepaid expenses and deposits	7,187	11,932
Other assets	5,468	10,164
Future income taxes	21,956	14,593
	231,502	229,061

Future income taxes	26,007	14,364
Plant and equipment	280,490	255,963
Goodwill	200,056	199,392
Intangible assets, net of accumulated amortization of $18,738 (March 31, 2007 - $17,608)	2,883	600
Deferred financing costs, net of accumulated amortization of $nil (March 31, 2007 - $7,595)	-	11,356
	$740,938	$710,736

Liabilities and Shareholders’ Equity

Current liabilities:
Cheques issued in excess of cash deposits	$4,669	$-
Revolving credit facility	-	20,500
Accounts payable	130,057	94,548
Accrued liabilities	21,067	23,393
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,979	2,999
Current portion of capital lease obligations	3,224	3,195
Current portion of derivative financial instruments	4,458	2,669
Future income taxes	14,405	4,154
	179,859	151,458

Deferred lease inducements	993	-
Capital lease obligations	5,169	6,514
Senior notes	190,860	230,580
Derivative financial instruments	104,080	58,194
Future income taxes	24,243	19,712
	505,204	466,458

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non- voting common shares; issued and outstanding – 35,752,060 voting common shares (March 31, 2007 – 35,192,260 voting common shares and 412,400 non-voting common shares))	297,216	296,198
Contributed surplus	4,075	3,606
Deficit	(65,557)	(55,526)
	235,734	244,278

	$740,938	$710,736

Consolidated Statements of Operations and Deficit For the three and six months ended September 30 (in thousands of Canadian dollars, except per share amounts)	NEWS RELEASE

	Three months ended September 30, (unaudited)		Six months ended September 30, (unaudited)
	2007	2006	2007	2006

Revenue	$223,575	$130,066	$391,202	$268,166
Project costs	135,266	73,083	229,939	140,092
Equipment costs	42,212	25,598	87,351	49,533
Equipment operating lease expense	3,569	6,369	7,504	13,569
Depreciation	7,318	4,822	16,294	12,134
Gross profit	35,210	20,194	50,114	52,838
General and administrative costs	17,360	10,012	31,987	19,247
Loss on disposal of plant and equipment	576	345	845	458
Loss on disposal of asset held for sale	-	-	316	-
Amortization of intangible assets	182	182	323	365
Operating income before the undernoted	17,092	9,655	16,643	32,768
Interest expense	6,196	10,326	12,934	20,494
Foreign exchange (gain) loss	(14,252)	72	(31,352)	(13,394)
Realized and unrealized loss on derivative financial instruments	21,236	3,786	45,185	11,782
Financing costs	-	53	-	53
Other income	(128)	(8)	(236)	(591)
Income (loss) before income taxes	4,040	(4,574)	(9,888)	14,424
Income taxes
Current income taxes	-	(2,712)	21	(2,844)
Future income taxes	1,972	2,895	(1,654)	4,131
Net income (loss) and comprehensive income (loss) for the period	2,068	(4,757)	(8,255)	13,137
Deficit, beginning of period – as previously reported	(67,625)	(58,652)	(55,526)	(76,546)
Change in accounting policy related to financial instruments	-	-	(1,776)	-
Deficit, end of period	$(65,557)	$(63,409)	$(65,557)	$(63,409)
Net income (loss) per share – basic	$0.06	$(0.26)	$(0.23)	$0.71
Net income (loss) per share – diluted	$0.06	$(0.26)	$(0.23)	$0.53

NEWS RELEASE

Consolidated Statements of Cash Flows
For the three and six months ended September 30
(in thousands of Canadian dollars)

	Three months ended September 30, (unaudited)		Six months ended September 30, (unaudited)
	2007	2006	2007	2006
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$2,068	$(4,757)	$(8,255)	$13,137
Items not affecting cash:
Depreciation	7,318	4,822	16,294	12,134
Write-down of other assets to replacement cost	1,848	-	1,848	-
Amortization of intangible assets	182	182	323	365
Amortization of deferred lease inducements	(52)	-	(52)	-
Amortization of deferred financing costs	-	948	-	1,835
Loss on disposal of plant and equipment	576	345	845	458
Loss on disposal of asset held for sale	-	-	316	-
Unrealized foreign exchange (gain) loss on senior notes	(13,864)	78	(31,014)	(13,493)
Amortization of bond issue costs	110	-	507	-
Unrealized loss on derivative financial instruments	20,569	3,019	43,850	10,438
Stock-based compensation expense	388	809	747	1,121
Accretion of redeemable preferred shares	-	965	-	1,910
Future income taxes	1,972	2,895	(1,654)	4,131
Net changes in non-cash working capital	1,175	(4,768)	4,825	(14,751)
	22,290	4,538	28,580	17,285
Investing activities:
Acquisition, net of cash acquired	-	(1,496)	(1,581)	(1,496)
Purchase of plant and equipment	(33,352)	(9,973)	(43,545)	(19,309)
Additions to assets held for sale	-	-	(2,248)	-
Proceeds on disposal of plant and equipment	226	99	3,916	572
Proceeds on disposal of assets held for sale	-	-	10,200	-
Net changes in non-cash working capital	17,493	1,678	14,249	1,474
	(15,633)	(9,692)	(19,009)	(18,759)
Financing activities:
Decrease in revolving credit facility	(20,000)	-	(20,500)	-
Repayment of capital lease obligations	(806)	(848)	(1,608)	(1,621)
Financing costs	-	(2,403)	(767)	(3,021)
Issue of common shares	-	139	740	139
	(20,806)	(3,112)	(22,135)	(4,503)
Decrease in cash and cash equivalents	(14,149)	(8,266)	(12,564)	(5,977)
Cash and cash equivalents, beginning of period	9,480	45,093	7,895	42,804
Cash and cash equivalents (cheques issued in excess of cash deposits), end of period	$(4,669)	$36,827	$(4,669)	$36,827

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Consolidated EBITDA

EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is defined as EBITDA, excluding the effects of foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income (loss). We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes, which are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our revolving credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which includes the reference to Consolidated EBITDA. Non-compliance with this financial covenant could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. EBITDA and Consolidated EBITDA are not measures of performance under Canadian GAAP or U.S. GAAP and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under Canadian GAAP or U.S. GAAP.  A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended Sept 30,		Six Months Ended Sept 30,
	2007	2006	2007	2006

Net income (loss)	$2.1	$(4.8)	$(8.3)	$13.1
Adjustments:
Interest expense	6.2	10.3	12.9	20.5
Income taxes	1.9	0.3	(1.6)	1.3
Depreciation	7.3	4.8	16.3	12.1
Amortization of intangible assets	0.2	0.2	0.4	0.4
EBITDA	$17.7	$10.8	$19.7	$47.4

EBITDA	$17.7	$10.8	$19.7	$47.4
Adjustments:
Unrealized foreign exchange (gain ) loss on senior notes	(13.8)	0.1	(31.0)	(13.5)
Realized and unrealized loss on derivative financial instruments	21.2	3.8	45.2	11.8
Loss (gain) on disposal of equipment and assets held for sale	0.6	0.3	1.2	0.5
Stock-based compensation	0.4	0.8	0.7	1.1
Write down of other assets to replacement cost	1.8	-	1.8	-
Consolidated EBITDA	$27.9	$15.8	$37.6	$47.3

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

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Forward Looking Statements

The release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, “project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and our ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

For more complete information about us, you should read our disclosure documents that we have filed with the Securities and Exchange Commission and the Canadian Securities Administration. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For further information, please contact:	Kevin Rowand Investor Relations, Manager North American Energy Partners Inc. Phone: (780) 960-4531 Fax: (780) 960-7103 Email: krowand@nacg.ca